

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2017

<u>Via Email</u>

Howard E. Turner
Smith, Gambrill & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, NE
Atlanta, Georgia 30309-3592

> **Re: Sunlink Health Systems, Inc.**
> **Schedule TO-I/13E-3 filed January 10, 2017**
> **File No. 005-03600**

Dear Mr. Turner:

We have reviewed your filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit (a)(1)(A) – Offer to Purchase</u>

1. Refer to Rule 13e-3(e)(1)(ii). Revise the Offer to Purchase to provide the information required by Items 7, 8 and 9 of Schedule 13E-3 in a prominently disclosed "Special Factors" section near the front of the disclosure document.

<u>Purpose of the Offer; Certain Effects of the Offer…, page 15</u>

2. The disclosure here states that the Board "has reviewed a variety of alternatives" to the current offer for "using the Company's available financial resources." Describe the alternatives the Board considered for returning cash to shareholders. See Item 1013(b) of Regulation M-A.

3. State the reasons for undertaking the Offer at this time. See Item 1013(c) of Regulation M-A.

Fairness of the Offer, page 20

4. Here or in the preceding section, expand to discuss how the Board arrived at the Offer price in light of the following statement on page 20: "In fixing the Purchase Price, the Board did not believe that the factors it considered enabled it to establish or that it could establish a single definitive valuation of a 'fair price' or even a range of fair prices."

5. Where you list the factors "not favoring the fairness of the Offer," explain why you have not included the fact that the Purchase Price is significantly below the liquidation value of $1.91-$2.21 per share recently determined by management at the Board's request (see page 23 – last paragraph).

6. In the same section on page 21 in the first bullet point where you describe the Purchase Price as "substantially below the book value per share of the Company, include the book value per share figure to which you are comparing the Purchase Price.

7. Your discussion of the fairness of the Purchase Price focuses on features of the Affordable Care Act and how it impacts the Company and its peer group. (see page 22 of the offer materials). In light of recent developments regarding the ACA and questions about its future and scope, explain how the Board as assessed these developments and how (if at all) they impact its determination as to fairness.

Additional Background to the Offer – Developments After the 2013 Odd Lot Offer, page 25

8. On page 26, you disclose that the Company has engaged advisors to assist it in an evaluation the possible sale of its specialty pharmacy business. In addressing our comments above regarding the reasons for the timing of the Offer, please expand to address how the possibility of the sale and the timing of the sale factored into the Board's decision, including with respect to its fairness analysis.

9. See the last comment above. Explain why you have not provided disclosure about the advisor and any report prepared by such advisor pursuant to Item 1015 of Regulation M-A. Note that a written report that falls within the scope of Item 1015 must be summarized in considerable detail in the disclosure document pursuant to Item 1015(b)(6) and must be filed as an exhibit pursuant to Item 1016(c) of Regulation M-A. We may have additional comments after reviewing your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please do not hesitate to contact me at (202) 551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions